Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 23, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Borderfree, Inc.
Amendment No. 1 to Confidential
Draft Registration Statement on Form S-1
Submitted October 18, 2013
CIK No. 0001277141

Dear Ms. Jacobs:

This letter is confidentially submitted on behalf of Borderfree, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on October 18, 2013 (the “Registration Statement”), as set forth in the Staff’s letter dated November 5, 2013 (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

United States Securities and Exchange Commission

December 23, 2013

Prospectus Summary, page 1

1.	We note your response to comment 9. Please clarify your disclosure here and in risk factors on page 40 that executive officers, directors, and more than 5% stockholders will have substantial control after the offering. Your summary should specify the percentage of common stock that they will beneficially own after the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 7 and 40 to reflect the requested disclosure.

Overview, page 50

2.	We note your response to prior comment 13 regarding your purchase of Canada Post Corporation’s Borderfree unit in March of 2012. Please incorporate your response in your registration statement to clarify that the Canada Post customers that you acquired were primarily integrated into your existing platform. Further, please revise to clarify how much of your revenue growth for the fiscal year ended December 31, 2012 is attributable to customers acquired through Canada Post versus organic growth.

RESPONSE: In response to the Staff’s comment, the Company has revised page 51 to reflect the requested disclosure.

Key Metrics, page 52

3.	We note your response in prior comment 17 regarding whether your renewal or retention rates are key metrics used by management to evaluate your business. While you indicate that you have unusually high retention rates, as evidenced by your average retention rate of 93% since 2008. Please advise us whether there have been material fluctuations of year-to-year retention rates during this period.

RESPONSE: The Company supplementally advises the Staff that there have been no material fluctuations of the Company’s average customer retention rates for each year since 2008, which ranged from 88% to 100% during that period.

4.	Your response to prior comment 18 addresses why you believe Gross Merchandise Volume is a key metric, but does not discuss the relevance of metrics such as Number of Customers and Number of Customer Ecommerce Sites. As noted in our prior letter, since the majority of your revenues are concentrated with your top 10 customers, it would appear that such metrics lack context compared to other metrics such as number of orders shipped. Please advise.

United States Securities and Exchange Commission

December 23, 2013

RESPONSE: The Company respectfully advises the Staff that the number of customers and number of customer ecommerce sites, in conjunction with Gross Merchandise Volume, or GMV, are indicators of its market penetration and growth. Since the Company’s customers range from small and medium sized businesses to large enterprises, and the average order values vary significantly by customer and by order, the Company respectfully advises the Staff that the Company believes that GMV continues to be the most important metric in its business, is the primary driver of revenue growth, and that this metric incorporates the total value of consumer orders and the number of orders shipped. Further, the Company believes the relevant information conveyed by the number of orders shipped is embedded in the GMV metric and would not add incremental value to the reader. For these reasons the Company believes that its approach of disclosing the general progression of the Company’s customer count, coupled with GMV provides investors with broad and meaningful insight into the Company’s business, trends affecting the business and developments that favorably or unfavorably impact revenue growth.

United States Securities and Exchange Commission

December 23, 2013

Components of Results of Operations

Cost of Revenue, page 54

5.	We note your response to prior comment 27. Please explain in greater detail why an investor would not consider the margins for each revenue stream to be relevant information. The revenue earned from fulfillment services is the largest revenue stream and it appears that the gross margin on these services would be significantly different than that earned on the global ecommerce services.

RESPONSE: The Company supplementally advises the Staff that the Company operates in international cross-border ecommerce, which is inclusive of fulfillment services and global ecommerce services. And while there are two separate revenue streams, they are not mutually exclusive of each other. As disclosed on pages 53 and 54, given the Company’s focus on driving GMV, the Company has historically viewed the price point of fulfillment to the end consumer to be a key factor in purchasing decisions and therefore has managed its business to keep these costs low, resulting in margin impact of fulfillment services to be relatively neutral. The Company believes that the result of low fulfillment margins is more than offset by increased order completion and GMV which drives increased global ecommerce revenue and profitability.

Given the nature of the Company’s business, the Company has always measured its financial performance of the business based on the total operating margin, as well as Adjusted EBITDA. The Company believes that an investor would also look at the total operating margin when evaluating the performance of the Company’s business as the operating margin of a single transaction is based upon the combination of fulfillment services and global ecommerce services.

Critical Accounting Policies and Estimates

Revenue Recognition, page 57

6.	We have reviewed your response to prior comment 23. We note your disclosure in your revenue recognition policy continues to appear to indicate that there is a single unit of accounting for each transaction as it relates to multi-element arrangements. Please revise this disclosure to clarify that there is a separate transaction with your customers and the consumers.

United States Securities and Exchange Commission

December 23, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised pages 58 and F-11 to reflect the requested disclosure. The Company supplementally advises the Staff that the Company has previously disclosed on page 57 that there are separate transactions with its customers and the consumers.

Results of Operations

Comparison of Six Months Ended June 30, 2012 and 2013

Revenue, page 64

7.	Your disclosure indicates that the growth in fulfillment services revenue was offset by a reduction in average fulfillment revenue per order as you have negotiated more favorable rates and added shipping options resulting in reduced costs to the consumer. We further note your quarterly results on page 70 that revenue for the quarter ended June 30, 2013 decreased slightly from the quarter ended March 31, 2013. In comparison, we note on page 52 that gross merchandise volume continues to increase. Please tell us your consideration if the reduction in average fulfillment revenue per order is a trend that will continue and should be disclosed. Refer to Item 303(a)(3)(ii) of Regulation S-K.

RESPONSE: The Company supplementally advises the Staff that the reduction in average fulfillment revenue per order is a trend that is expected to continue and should be disclosed per Item 303(a)(3)(ii) of Regulation S-K. In response to the Staff’s comment, the Company has revised pages 53 and 66 to reflect the related disclosure.

Comparison of Years Ended December 31, 2011 and 2012

Provision for income taxes, page 69

8.	We note your response to prior comment 28. Your discussion of your provision for income taxes should be included within your results of operations. This disclosure should discuss the significant reconciling items between your statutory rate and your effective tax rate that are specific for each period presented. Please also disclose the effective tax rate for each period that is disclosed.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 56, 68 and 70 to reflect the related disclosure.

Business, page 77

9.	We note your response to prior comment 30 that backlog is not applicable to your business and that you have no material committed backlog. Please describe your

United States Securities and Exchange Commission

December 23, 2013

bookings, which you indicate is a metric used to evaluate your executive officers as part of your executive compensation disclosure on page 105. In particular, please clarify whether bookings represents advanced orders, contracts or commitments.

RESPONSE: In response to the Staff’s comment, the Company has revised page 108 to remove the reference to bookings. Prior to completion of this offering, the Company expects to approve the senior executive cash incentive bonus plan. Since backlog is not applicable to the Company’s business and the Company has no material committed backlog, backlog will not be one of the corporate performance goals considered by the Company’s compensation committee.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

10.	We note you have expanded your revenue recognition policy to discuss returns. Please clarify your disclosure to indicate whether when a consumer returns a purchase to your customer, if the fee paid to you by your customer under global ecommerce services is refunded to your customer.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 58 and F-12 to reflect the related disclosure.

11.	We note your response to comment 40. Please indicate whether your employees are stationed at the third-party hubs and prepare the merchandise for shipment. On page 86 you state that “[you] send the consumer an international shipment confirmation e-mail, which includes a link to a page where the consumer can track his or her parcel’s progress.” Tell us whether this e-mail is provided by you or by the delivery service. Further, clarify why you believe you have inventory risk while merchandise is at the third-party hub and during shipment from the hub. We note that you state that “all parcels shipped by [you] have a parcel protection and replacement guarantee in case of any logistics issues that result in a lost or damaged parcel.” Please indicate whether you or the delivery service is providing this protection and guarantee. In addition, tell us whether your pricing is subject to customer approval and describe how you consider competitive pricing on your ability to set the pricing.

RESPONSE: The Company supplementally advises the Staff that it does not have employees stationed at the third-party hubs. The Company contracts with the third-party hub and assumes responsibility for the services performed by the hub. All hub personnel are contracted by the third-party hub and they prepare the merchandise for shipment.

United States Securities and Exchange Commission

December 23, 2013

The Company sends the parcel shipment confirmation e-mail to the consumer.

The risk of loss stays with the Company from the time the Company takes possession of the parcel at the third-party hub until the parcel is delivered to the consumer, and the Company has inventory risk during this period. The Company takes title from the customer for a brief period of time upon receipt of the parcel at its third-party hub facilities until the time of shipment from the third-party hub facility. Risk of loss with respect to damage or lost goods remains with the Company until delivery of the parcel to the consumer as the Company provides a parcel protection guarantee to the consumer. The Company does obtain some protection from the delivery service; however it is limited and does not cover all risk, nor is this guaranteed to the consumer. The pricing for fulfillment and parcel protection is set by the Company and is not subject to customer approval. The Company sets the price for fulfillment based on its belief that fulfillment price is a key factor in order completion. Pricing is typically established close to breakeven and is driven off of the Company’s estimate of fulfillment costs to be incurred.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr.

Enclosures

cc:	Michael A. DeSimone, Borderfree, Inc.
Edwin A. Neumann, Borderfree, Inc.
Mark J. Macenka, Goodwin Procter LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation